Email: dave.donlin@target.com

612/696-0876

Fax: 612/696-6909

Filed Via EDGAR

November 26, 2008

Mr. John Fieldsend

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20002

Re:                             Target Corporation

Annual Report on Form 10-K for the Year Ended February 2, 2008

Filed March 13, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 7, 2008

File No. 1-06049

Dear Mr. Fieldsend:

Pursuant to the SEC’s comment letter dated November 13, 2008 with respect to the above referenced filings, we are informing you that Target will submit its response by December 12, 2008.

Very truly yours,

/s/ David L. Donlin

David L. Donlin,
Assistant General Counsel
Target Corporation